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                             April 9, 2021

       Robert Tichio
       Chairman
       Decarbonization Plus Acquisition Corp IV
       2744 Sand Hill Road, Suite 100
       Menlo Park, CA 94025

                                                        Re: Decarbonization
Plus Acquisition Corp IV
                                                            Form S-1 filed
March 15, 2021, Amendment No. 1 to Form S-1 filed 4/7/2021
                                                            File No. 333-254259

       Dear Mr. Tichio:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed 4/7/2021

       General

   1. Please add a new risk factor discussing the exclusive forum provision in Exhibit 4.4,
                                                        Section 9.3 (Warrant
Agreement).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert Tichio
Decarbonization Plus Acquisition Corp IV
April 9, 2021
Page 2

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameRobert Tichio                       Sincerely,
Comapany NameDecarbonization Plus Acquisition Corp IV
                                                      Division of Corporation
Finance
April 9, 2021 Page 2                                  Office of Finance
FirstName LastName